Exhibit 12.1

AV Homes, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)	2010	2011	2012	2013	2014
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	($36,057)	$(165,704)	$(87,683)	$(8,272)	$(1,603)
Less: Net income (loss) from non-controlling interests	(276)	(398)	259	1,205	329
Plus: Fixed charges	6,043	10,558	9,372	10,863	18,148
Plus: Amortization of previously capitalized interest	419	273	913	2,455	4,622
Less: Capitalized interest	150	439	1,263	6,466	12,302

Earnings	(29,469)	(154,914)	(78,920)	(2,625)	8,536

Fixed Charges:
Interest expensed and capitalized	3,972	8,192	6,658	9,059	16,078
Amortization of discount & debt issue costs	1,709	1,763	2,578	1,770	2,029
Interest portion of rental expense	52	133	30	34	41

Fixed Charges	5,733	10,088	9,266	10,863	18,148

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	0.50

Deficiency Amount	(35,202)	(165,002)	(88,186)	(13,488)	(9,612)